FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

February 10, 2006

Rubicon Minerals Corporation
(Translation of Registrant’s Name into English)

1540 - 800 West Pender Street, Vancouver, British Columbia, V6C 2V6, Canada
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20	___X___	Form 40-F	______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	______	No	___X___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RUBICON MINERALS CORPORATION

Date: February 10, 2006	By:	“David W. Adamson”
David W. Adamson
President & CEO

NEWS RELEASE	RUBICON MINERALS CORPORATION
TORONTO STOCK EXCHANGE SYMBOL: RMX AMEX SYMBOL: RBY	PR06-03 February 8, 2006

RUBICON RECEIVES KALUKUNDI MINERAL RESOURCE UPGRADE FROM AFRICO RESOURCES LTD.

- 12 million tonnes Measured and Indicated Resource -
- 15 million tonnes of additional Inferred Resource -

David W. Adamson, President and CEO of Rubicon Minerals Corporation (RMX.TSX; RBY.AMEX) is pleased to announce that the company has received a new 43-101 compliant mineral resource statement from Africo Resources Ltd. (38.8% owned by Rubicon) prepared by RSG Global Ltd. of Perth, Australia, for the Kalukundi copper-cobalt deposit located in the DRC. The new estimate, which updates the previously released Inferred Resource, is based on incorporation of 61 additional drill holes which comprise part of the ongoing feasibility study.

Highlights

•	Measured & Indicated category: 12.15 million tonnes grading 2.45% copper and 0.61% cobalt between surface and 200 metres below surface. Of these combined categories, 79.4% of the resources are classified as Measured Resources.

•	Inferred Category: 15.02 million tonnes grading 2.63% copper and 0.58% cobalt between surface and 200 metres below surface.

Tabulated Resources are provided below, based on a 1.5% copper-equivalent cutoff at a 12:1 copper to cobalt equivalence ratio.

RESOURCES BETWEEN SURFACE AND 200 METRES BELOW SURFACE

	Resource Tonnes	% Copper Grade	% Cobalt Grade	Copper (Mlbs)	Cobalt (Mlbs)

Measured	9,648,484	2.45	0.61	521.5	130.1
Indicated	2,505,924	2.29	0.61	126.6	33.7
Total Measured + Indicated	12,154,408	2.42	0.61	648.1	163.8
and, in addition Inferred	15,020,674	2.63	0.58	871.5	192.6

Independent consultant RSG Global indicates exploration potential for approximately 16 million tonnes of additional resources by carrying out further drilling below 200 metres.

In addition to the reported resources there exists a number of other areas of surface oxide mineralization on the property, not yet evaluated. These are considered to be high priority drill targets by Africo and are thought to hold potential for additional resources. Thus, Africo is planning to undertake additional drilling to further assess the resource base below 200 metres.

The resource statement contained herein was prepared by Dr. Julian Verbeek MAusIMM, Principal Consultant for RSG Global of Perth, Australia, in accordance with National Instrument

43-101. Rubicon Minerals’ Qualified Person, as defined by National Instrument 43-101, is David Adamson, PhD, President and CEO of Rubicon Minerals Corporation.

Notes:

The mineral resource reported herein was generated by RSG Global Ltd. of Perth Australia. The following summarizes data treatment and analysis:

1)     Database Validation

The resource is based on drilling by Gecamines in 1986 and 1987 (8 drill holes, 2697 metres), JCI in 2002 (12 drill holes, 1440 metres) and Africo Resources Ltd between 2004 and 2005 (61 drill holes, 5152 metres)

Data were provided to RSG by Africo following extensive manual validation by Africo against original assay certificates. RSG Global validated data electronically and checked 10% of the data at random against the assay certificates and recorded data accuracy of 100%.

2)     Laboratory Methods and quality control

Analyses by Gecamines were carried out by Atomic Absorption (AA) using in house laboratories in Kolwezi. RSG Global was not provided with quality control data for these assays but considers the results to be broadly consistent with those of current drilling.

Analyses by JCI were analyzed at Set Point Laboratories, Johannesburg. Approximately 10% of these samples were re-analyzed by Lakefield Research in Canada using both XRF and AA methods. Examination by RSG Global of quality control reports presented by JCI indicated excellent correlation between samples analyzed by XRF and AA and an acceptable correlation for umpire assays.

Africo samples were prepared and analyzed by SGS Lakefield in South Africa by XRF methods. Check assays on 10% of samples were carried out by SGS Lakefield in Canada. RSG considers the correlation between original and check assays to meet industry standards.

RSG Global has analyzed quality control samples submitted during the Africo drilling campaign and consider the assay quality to meet industry standards.

3)     Wireframe Construction

Geological interpretations were made by Africo staff using GEMCOM software. RSG Global imported these data and converted them using Datamine software.

RSG Global believes that the interpretations adequately reflect the continuity of the units. The wireframes have been clipped to borehole intersections.

Although numerous faults at both low and high angles to stratigraphy occur, these generally only affect continuity on a local scale and are not material in the estimation of the resource.  Major faults have been incorporated in the geological interpretation and models.  Confidence in continuity on a deposit/fragment scale is considered good.

4)     Statistical Analysis

Down hole composites were calculated for all units resulting in a nominal composite length of 2 metres.

Recoveries have been measured on core runs and not for individual assay samples.

Distributions of copper and cobalt by lithology were investigated. The distributions of both copper and cobalt are not considered to be strongly skewed and no cutting of samples has been applied.

Bulk density has been estimated using kriging for most of the Measured and Indicated Resource based on a comprehensive suite of bulk density determinations.  Where there are insufficient density data to provide a kriged density, average densities have been applied by fragment and lithology.

5)     Block Modeling

Block models were constructed for each fragment (mineralized body), an orthogonal and a rotated block model. The orthogonal models were used for the resource statement. Parent block sizes are 20m x 20m x 10m in the x, y and z Cartesian directions.

6)     Grade Estimation

Variograms were calculated for each unit within each fragment and separately for structural repetitions within the fragments.

Stepped search parameters were used with a base search of 90 metres (rotated X axis, along strike) x 50 metres rotated Y axis, down dip) x 30 metres (rotated z axis, thickness). This basic search was used for Cu, Co and bulk density. Expanded search radii were used to inform blocks constrained by deterministic wireframes but outside of the first search.  Blocks estimated using expanded search parameters were classified as inferred. Grade interpolation was carried out using Ordinary Kriging.

7)      Classification

Classification of the mineral resource was carried out with due consideration applied to the continuity of the units, number of drillholes, intersecting units, tectonic fragments of units, continuity of grades and kriging variance.  Where the continuity of tectonic fragments was uncertain, these zones were classified as Inferred Resources.

Confidence in the grade estimates is considered good even though drill density is limited down dip. This is the result of relatively low grade variability and low skewness parameters. Consequently, all material falling between adjacent boreholes at a nominal spacing of 50 metres has been considered as Measured Resource. A thin rim of Measured Resource has been projected beyond the last boreholes on each section.

A number of the intercepts exhibit poor core recovery. Where appropriate, RSG Global adjusted grades from form zones of very poor core recovery but RSG Global does not believe that the poor core recoveries have materially affected confidence in the resource estimate. RSG Global further recognizes that obtaining good core recovery in oxidized and friable material is not practical in many cases and that the samples obtained are probably the most practicable.

8)     Previous Inferred Resource

The Kalukundi deposit was previously categorized in a March 2004 report as an Inferred Resource of 16.945 million tonnes at a copper grade of 3.03% and a cobalt grade of 0.66% by SRK Consulting in accordance with the JORC code for reporting of minerals resources which conforms to the requirements of National Instrument 43-101. The report was prepared by V.M. Simposya, Pr. Sci. Nat and reviewed by Dr. M. Harley, who is a qualified person under the JORC Code, both of whom were in the employ of SRK Consulting as of the report date. See filings under Rubicon Minerals Corporation on www.sedar.com for the full 43-101 technical report dated June 2004.

9)     Reported Contained Metal

Total metal contents in the reported resources represent metal in the ground and have not been adjusted for metallurgical recoveries and other factors which will be considered in the feasibility study.

RUBICON MINERALS CORPORATION

David W. Adamson
____________________________
President and CEO

For more information, contact Bill Cavalluzzo, VP Investor Relations Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com
Rubicon Minerals Corporation Suite 1540-800 West Pender Street, Vancouver BC CANADA V6C 2V6

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.
The statements contained in this release that are not historical facts are forward-looking statements, which involve risks and uncertainties that could cause actual results to differ materially from targeted results. Mineral resources which are not mineral reserves do not have demonstrated economic viability. The Company relies upon litigation protection for forward looking statements.